United States securities and exchange commission logo





                              January 8, 2024

       Hany Rashwan
       Chief Executive Officer
       Ark 21Shares Bitcoin ETF
       c/o 21Shares US LLC
       37 West 20th Street, Suite 1101
       New York, NY 10011

                                                        Re: Ark 21Shares
Bitcoin ETF
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-257474

       Dear Hany Rashwan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       Risk Factors, page 15

   1. Please add risk factor disclosure addressing the risks related to your Authorized
                                                        Participants acting in
the same capacity for several competing products.
 Hany Rashwan
FirstName  LastNameHany
Ark 21Shares  Bitcoin ETF Rashwan
Comapany
January    NameArk 21Shares Bitcoin ETF
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
General

2. In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Justin Dobbie at 202-551-3469 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:      Allison Fumai